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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 26, 2002
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Medtronic, Inc. 710 Medtronic Parkway Minneapolis, MN 55432

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

Dated: October 28, 2002	By:	/s/ JANET S. FIOLA Janet S. Fiola Senior Vice President, Human Resources

THE MEDTRONIC PUERTO RICO
EMPLOYEES' SAVINGS
AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules
April 30, 2002 and 2001

THE MEDTRONIC PUERTO RICO
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
Index to Financial Statements

Page
Report of Independent Accountants	1
Financial Statements:
Statements of Assets Available for Plan Benefits	2
Statement of Changes in Assets Available for Plan Benefits	3
Notes to Financial Statements	4-7
Supplemental Schedules:
Schedule of Assets Held for Investment Purposes	9
Schedule of Nonexempt Transactions	10

Report of Independent Accountants

To the Participants and Administrator of
The Medtronic Puerto Rico Employees' Savings and Investment Plan:

In our opinion, the accompanying statements of assets available for plan benefits and the related statement of changes in assets available for plan benefits present fairly, in all material respects, the assets available for plan benefits of The Medtronic Puerto Rico Employees' Savings and Investment Plan at April 30, 2002 and 2001, and the changes in assets available for plan benefits for the year ended April 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets and of nonexempt transactions at April 30, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, LLP
San Juan, Puerto Rico

October 22, 2002

THE MEDTRONIC PUERTO RICO
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
Statements of Assets Available for Plan Benefits

	April 30,
	2002	2001
Assets:
Investments, at contract value:
Medtronic Interest Income Fund	$5,214,022	$5,171,484
Investments, at fair value:
Vanguard 500 Index Value Fund	1,015,043	823,723
Vanguard Total Bond Market Index Fund	235,877	135,242
Vanguard Wellington Fund	566,203	386,630
Medtronic Common Stock Fund	1,277,497	928,233
Participant loans receivable	479,797	338,583

Total investments	8,788,439	7,783,895

Receivables:
Employer contributions	116,952	91,990
Participant contributions	64,395	66,012

Total receivables	181,347	158,002

Assets available for plan benefits	$8,969,786	$7,941,897

The accompanying notes are an integral part of these financial statements.

THE MEDTRONIC PUERTO RICO
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
Statement of Changes in Assets Available for Plan Benefits

Year Ended April 30, 2002
Additions to assets attributed to:
Interest and dividend income on investments	$374,699
Interest income on participant loans	28,497
Net depreciation in fair value of investments	(174,390)

Total investment income	228,806
Employer contributions	452,478
Participant contributions	893,025

Total additions	1,574,309
Deductions from assets attributed to:
Benefits paid to participants	546,420

Increase in assets available for plan benefits	1,027,889
Assets available for benefits:
Beginning of year	7,941,897

End of year	$8,969,786

The accompanying notes are an integral part of these financial statements.

THE MEDTRONIC PUERTO RICO EMPLOYEES'
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

1.    Description of the Plan

  The following description of The Medtronic Puerto Rico Employees' Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General
  The Plan, created and administered by Medtronic, Inc., is a defined contributory contribution plan. The Plan covers substantially all the employees of the Puerto Rico operations of Medtronic, Inc. including Medtronic Puerto Rico Operations Company—Puerto Rico Branch, Medtronic Puerto Rico, Inc., and Med Rel, Inc. (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended, ("ERISA").

  Contributions
  The Plan provides for a regular savings program for the employees of the Company, whereby participants may contribute up to 10% of their qualified compensation, as defined. Depending upon whether certain performance goals are achieved by the Company, the employer match ranges from 50% to 75% of the participant's contribution, which contribution is limited to 6% of the participant's eligible compensation.

  Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan Participants' earnings. Matching employer contributions are recorded in the same period.

  Participant Accounts
  Each participant account is credited with the participant's contribution and the Company's contribution, as well as earnings and losses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting
  Participants have a fully vested interest in their contributions and earnings and losses thereon at all times. A participant begins to vest in employer contributions upon completing three years of service, at which time the participant is 25% vested. Additional vesting accrues at the rate of 25% per year thereafter.

  Participants become fully vested on Normal Retirement Date, death, total disability, termination of the Plan, or complete discontinuance of employer contributions.

  Distributions
  An active participant may withdraw his or her after-tax contributions, rollover and Medtronic contributions, but not the earnings on those amounts, at any time.

  An active participant may withdraw his or her pre-tax contributions, but not the earnings on those amounts, due to certain hardships based on the Plan provisions.

  Upon termination of employment, the Participant must take a complete distribution if the value of the Participant's account is $5,000 or less. If the value of the Participant's account is greater than $5,000, the participant's benefit will be paid in an annuity, unless the participant elects to receive an optional form of payment. The optional forms are a lump sum payment or installment payments over a period of years.

  Administrative Expenses
  Administrative expenses are paid by the Plan for the administration of the Plan and maintenance of accounts. Such expenses consist of recordkeeping fees, trustee fees and account maintenance fees. Participants pay for fees associated with transactions in the Medtronic Common Stock Fund from their respective Plan accounts. In addition, participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

  Eligibility
  Participants with at least three months of service are eligible to participate in the Plan.

  Forfeited Accounts
  Forefeitures of employer matching contributions are used in the following order: (1) to reduce employer contributions, (ii) to defray any reasonable administrative expenses of the Plan, (iii) to make an additional matching contribution to active participant's accounts.

  There were no balance of forfeited nonvested accounts for the year ended April 30, 2002. For the year ended April 30, 2001 forfeited nonvested accounts totaled $5,225.

  Participants Loans Receivable
  Participants may borrow up to 50% of their vested fund account up a maximum $50,000. The minimum loan amount is $1,000. Loans are repaid in monthly payments of principal and interest through payroll deductions. Loan transactions are treated as a transfer to (from) the investment fund from (to) participant loans receivable. Loan terms range from one to ten years, as defined. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. The average interest rate for fiscal years ended April 30, 2002 and 2001 was 9.5%

  Plan Termination
  The Plan provides that the Board of Directors of Medtronic Puerto Rico, Inc. can terminate the Plan.

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.    Summary of Accounting Policies

  Basis of Accounting
  The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

  Use of Estimates in the Preparation of Financial Statements
  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Investments Valuation and Related Investment Income
  The Plan's investments are stated at fair value, except for investment contracts, which are valued at contract value (Note 3). Shares of registered investment companies are valued at quoted market prices which represent the asset value of shares held by the Plan at year-end. The Medtronic

  Common Stock Fund is valued at the year-end using quoted market price of Medtronic, Inc. common stock.

  Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statement of Changes in Assets the net appreciation (depreciation) in the fair value of its investments which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

  Contributions
  Employee and Company matching contributions are recorded in the plan year in which the Company makes the payroll deductions from participant's earnings.

  Payment of Benefits
  Benefit payments are recorded upon distribution.

  Risks and Uncertainties
  The Plan provides for various investment options representing varied combinations of stocks, including Company common stock, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Plan Benefits and the Statement of Changes in Assets Available for Plan Benefits.

  Guaranteed insurance contracts are stated at contract value as reported to the Plan by Banco Popular de Puerto Rico (the "Trustee"). There are no reserves against contract value for credit risk of the contract issuer or otherwise. The Trustee maintains the contributions in a pooled account, which is credited with earnings on the underlying investments and charged for Plan withdrawals.

3.    Investments

  During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $174,390, as follows:

Vanguard 500 Index Value Fund	$139,338
Vanguard Wellington Fund	23,300
Medtronic Common Stock Fund	11,380
Vanguard Total Bond Market Index Fund	372

$174,390

  The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and of contracts backed by investment-grade, fixed-income and bond mutual funds. These investment contracts are valued at their contract values,which approximate fair value, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issuers of otherwise.

  The average yield of the Medtronic Interest Income Fund was 6.15 and 6.38% for 2002 and 2001, respectively. The crediting interest rate of the Medtronic Interest Income Fund was 6.03% and 6.45% for 2002 and 2001, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, which cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

4.    Income Tax Status

  The Plan received a favorable determination letter from Puerto Rico Treasury Department on May 23, 2001. The Puerto Rico Treasury Department has determined that the Plan and the related trust are designed in accordance with Section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994 and are, therefore, exempt from Puerto Rico income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    Related Party Transactions

  The Plan's investments consist of guaranteed insurance contracts in a Deposit Administration Fund and shares of mutual funds managed by Banco Popular de Puerto Rico. Banco Popular de Puerto Rico acts as trustee for only these investments as defined by the Plan. Transactions in such investments qualify as party in interest transactions which are exempt from the prohibited transactions rule.

  During the years ended April 30, 2002 and 2001, the Plan had transactions with Vanguard Group, the Plan's Recordkeeper, which are allowed by the Plan and are acceptable under the Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt for the prohibited transaction rules.

  Total purchases and proceeds from sales with Vanguard Group for the years ended April 30, 2002 and 2001 were $2,198,836 and $1,161,948 and $9,965,126 and $2,653,278, respectively.

SUPPLEMENTAL SCHEDULES

THE MEDTRONIC PUERTO RICO
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
Schedule of Assets Held for Investment Purposes
April 30, 2002

Identity of issuer	Description of Investment	Cost	Contract Value/ Current Value
*Medtronic Interest Income Fund	Unallocated Insurance Contract	**	$5,214,022
*Vanguard 500 Index Value Fund	Mutual Fund	**	1,015,043
*Vanguard Total Bond Market Index Fund	Mutual Fund	**	235,877
*Vanguard Wellington Fund	Mutual Fund	**	566,203
*Medtronic, Inc. Common Stock Fund	Company Stock Fund	**	1,277,497
*Participant Loans Receivable	Maturing from May 2002 thru April 2007 and interest rate of 9.5%	**	479,797

		**	$8,788,439

*
Denotes party in interest

**
Cost information is excluded as it is no longer required for participant-directed investments

THE MEDTRONIC PUERTO RICO
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
Form 5500, Schedule G, Part III
Schedule of Nonexempt Transactions
April 30, 2002

Party Involved	Relationship to Plan	Description of Transactions	Purchase Price	Selling Price	Expenses Incurred	Cost of Asset	Current Value of Assets
Medtronic Puerto Rico Operations, Co.	Plan Sponsor	Late participant contributions* November 2001, January 2002, February 2002 and April 2002	$321,356	$—	$—	$—	$321,356

*
The Plan sponsor represents that it intends to compensate participants for lost earnings.

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SIGNATURES
Financial Statements and Supplemental Schedules
Report of Independent Accountants
Statements of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements